

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05046148

March 3, 2005

Michael L. Hermsen
Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, IL 60603-3441

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/8/2005

Re: Archstone-Smith Trust
Incoming letter dated January 4, 2005

Dear Mr. Hermsen:

This is in response to your letter dated January 4, 2005 concerning the shareholder proposal submitted to Archstone-Smith by the SEIU Master Trust. We also have received a letter from the proponent dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 4 2005

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

PROCESSED
MAR 08 2005


THOMSON
FINANCIAL


MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Michael L. Hermsen
Direct Tel (312) 701-7960
Direct Fax (312) 706-8148
mhermsen@mayerbrownrowe.com

January 4, 2005

BY AIR COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Archstone-Smith Trust
Shareholder Proposal Submitted by the
Service Employees International Union

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of our client, Archstone-Smith Trust, a Maryland real estate investment trust (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2005 annual meeting of shareholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted to the Company on behalf of the Service Employees International Union ("SEIU"), by facsimile on November 18, 2004. Copies of the Proposal and accompanying cover letter, dated November 18 2004 (the "Cover Letter"), are attached hereto as Attachment A. In compliance with Rule 14a-8(j)(1), this letter is being submitted at least eighty (80) calendar days prior to the date on which the Company anticipates filing its definitive Proxy Materials.

On behalf of the Company, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

I. The Proposal

The resolution portion of the Proposal states: "Resolved, that the shareholders of Archstone Smith Trust ("Archstone" or the "Company") urge the Executive Compensation Committee of the Board of Trustees to establish a policy to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements, containing severance provisions; change of control agreements, retirement agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of

1254768 92001593

periodic retirement payments, fringe benefits, perquisites, and consulting fees to be paid to the executive."

II. Reasons for Omission

The Company may omit the proposal pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented. The Company may also omit portions of the Proposal under Rule 14a-8(i)(3) because it violates the proxy rules. The reasons for our conclusions in these regards are more specifically described below.

A. The Proposal Has Been Substantially Implemented By The Company And Therefore May Be Excluded Pursuant To Rule 14a-8(i)(10).

The Proposal may be properly omitted under Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal. The proposal is identical to a proposal that SEIU requested be included in the proxy materials for the Company's 2004 annual meeting of shareholders, at which meeting the proposal was approved by shareholders. In response thereto, the Management Development and Executive Compensation Committee (the "Committee") of the Company's Board of Trustees examined the proposal and formally adopted a resolution on November 9, 2004 establishing a policy of seeking shareholder approval for severance agreements that are entered into with senior executives that meet specified requirements, in particular those where the cash severance payments exceed 2.99 times the sum of the executive's base salary plus the cash bonus paid to the executive in the prior calendar year. A certified copy of those resolutions is attached hereto as Attachment B. Because of the vagueness of several minor provisions of the SEIU proposal, for example the difficulty in quantifying benefits that are paid in a form of consideration other than cash, the Committee made several extremely minor modifications to the proposal so that it would not raise interpretive issues in the future.

Rule 14a-8(i)(10) does not require that a shareholder proposal be implemented precisely as proposed, but only that it has been "substantially implemented." SEC Release No. 34-20091 (Aug. 16, 1983). The Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See, e.g., Texaco, Inc. (March 28, 1991), ConAgra Foods, Inc. (July 1, 2004) and Safeway Inc. (April 1, 2004).

Because the policy established by the Committee compares favorably with the Proposal, the action called for by the Proposal (that the Board establish a policy of seeking shareholder approval for severance agreements that are entered into with senior executives that exceed 2.99 times the sum of the executive's base salary plus the cash bonus paid to the executive in the prior calendar year) has already occurred and the policy has already been established by the Committee. Therefore, we believe that the Company may properly omit the proposal from its proxy material for its 2005 annual meeting of shareholders as it has been substantially implemented. We notified SEIU by letter on November 30, 2004 of the fact that the proposal has been substantially implemented and that the Company intended to seek this no-action letter and have heard no response.

B. The Proposal Violates The Proxy Rules And Therefore May Be Excluded Pursuant To Rule 14a-8(i)(3).

In the event that the Staff disagrees with the basis for exclusion outlined above, the Company may nevertheless exclude portions of the Proposal pursuant to Rule 14a-8(i)(3). A shareholder proposal may be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

In particular, the second sentence of the first paragraph, the second sentence of the second paragraph and the fourth paragraph of the Supporting Statement of SEIU are misleading. The second sentence of the first paragraph states that "[i]n our opinion, the absence of such contracts means that there are no limits on the size of severance packages that could be offered to Archstone's top executives." This statement is misleading in that it this ignores the duties that the Company's trustees owe to the Company. Under Section 2-405.1 of the Maryland General Corporation Law, a director is required to perform his or her duties: (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of the corporation and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances. Accordingly, this sentence in the supporting statement is false and will mislead shareholders into believing both that there are no duties imposed on the actions of the Company's trustees and that the trustees will not act in accordance with such duties.

The second sentence of the second sentence states that "[h]owever, we believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the board from manipulation in the event a senior executive's employment agreement must be terminated." This statement is false and misleading. The statement, without any justification, assumes that the board would allow themselves to be subject to manipulation by a senior executive and as a result would not fulfill their duties as trustees required under state law, but makes the false and unsupported assertion otherwise.

Finally, SEIU does not attribute the fourth paragraph to any source. But the Proposals' reference to well-known institutional investors, is misleading because it implies that these and other institutional investors will likely vote for the Proposal. SEIU is attempting to generate a "bandwagon effect" by giving shareholders the false and unsupported impression that a significant number of other investors support the Proposal, thus misleading those shareholders with little time to research the positions of either the Company or SEIU. See FirstEnergy Corp. (February 26, 2004).

In each case, these vague and unsupported assertions must be deleted.

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the Proxy Materials and respectfully request the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, we are also notifying SEIU of the Company's intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (312) 701-7960 with any questions or comments regarding the foregoing.

Sincerely,



Michael L. Hermsen

Attachments

cc: Anna Burger
Service Employees International Union
1313 L Street, N.W.
Washington, D.C. 20005

Steve Abrecht
Service Employees International Union
1313 L Street, N.W.
Washington, D.C. 20005

Caroline Brower
Executive Vice President, General Counsel and Secretary
Archstone-Smith Trust
9200 East Panorama Circle, Suite 400
Englewood, CO 80112

ATTACHMENT A


SEIU

Stronger Together

November 18, 2004

Ms. Caroline Brower
Secretary
Archstone Smith Trust
9200 East Panorama Circle -- Suite 400
Englewood, CA 80112

Dear Ms. Brower:

On behalf of the Service Employees International Union ("SEIU"), I write to give notice that, pursuant to the 2004 proxy statement of Archstone Smith Trust (the "Company"), SEIU intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). SEIU requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. SEIU has owned the requisite number of Archstone Smith Trust shares for the requisite time period. SEIU intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that SEIU or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that SEIU has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Anna Burger

Anna Burger
International Secretary-Treasurer

SA:TM :bh
Enclosure //1

opeiu #2
afl-cio, clc

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of Archstone Smith Trust ("Archstone" or the "Company") urge the Executive Compensation Committee of the Board of Trustees to establish a policy to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; change of control agreements, retirement agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites, and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

According to its most recent proxy statement, Archstone "has not entered into any employment contracts with any Named Executive Officer." In our opinion, the absence of such contracts means that there are no limits on the size of severance packages that could be offered to Archstone's top executives.

We realize that arrangements providing benefits in excess of 2.99 times a senior executive's base salary plus bonus may be in the best interests of Archstone under some circumstances. However, we believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the board from manipulation in the event a senior executive's employment must be terminated.

Because it is not always practical to obtain prior shareholder approval, the Company would have the option, if it implemented this proposal, of seeking approval after the material terms of the agreement were agreed upon.

Institutional investors such as the California Public Employees Retirement System recommend shareholder approval of these types of agreements in their proxy voting guidelines. The Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

For these reasons we urge shareholders to vote FOR this proposal

ATTACHMENT B

CERTIFICATE OF SECRETARY

The undersigned, Thomas S. Reif, being the Assistant Secretary and Assistant General Counsel of Archstone-Smith Trust, a Maryland real estate investment trust ("Archstone"), hereby certifies as follows:

1. Attached hereto as Exhibit A is a true and correct copy of a resolution adopted by the Management Development and Executive Compensation Committee of the Board of Trustees of Archstone on November 9, 2004, which resolution has not been modified and is still in effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 31st day of December, 2004.



Thomas S. Reif, Assistant Secretary and Assistant General Counsel

EXHIBIT A

RESOLUTIONS OF THE MANAGEMENT DEVELOPMENT AND EXECUTIVE COMPENSATION COMMITTEE OF THE BOARD OF TRUSTEES OF ARCHSTONE-SMITH TRUST

November 9, 2004

RESOLVED: That the Committee hereby establishes a policy to seek shareholder approval for severance agreements that are entered into with senior executives if the agreement provides for cash severance payments to the executive in an amount exceeding 2.99 times the sum of the executive's base salary plus the cash bonus paid to the executive in the prior calendar year. "Future severance agreements" include employment agreements containing severance provisions; change of control agreements; and agreements renewing, modifying or extending existing agreements (other than automatic renewal provisions that are included in existing agreements or in the terms of any future agreements that are otherwise subject to shareholder approval under this policy).


SEIU
Stronger Together

January 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Archstone-Smith Trust to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Archstone-Smith Trust ("Archstone"). The Proposal asks the Executive Compensation Committee of Archstone's board of directors to establish a policy to seek shareholder approval for future severance agreements with executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus.

The Proposal defines "future severance agreements" to include employment agreements containing severance provisions; change of control agreements; retirement agreements; and agreements renewing, modifying or extending existing such agreements. The Proposal defines "benefits" to include both lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites, and consulting fees to be paid to the executive.

By letter dated January 4, 2005, Archstone stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2005 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Archstone claims it has substantially implemented the Proposal, and is accordingly entitled to rely on Rule 14a-8(i)(10), and that portions of the Proposal are false or misleading and thus excludable pursuant to Rule 14a-8(i)(3). As discussed more fully below, Archstone has not satisfied its burden of proof with respect to either exclusion.

Substantial Implementation

Archstone contends it has substantially implemented the Proposal because its board's Management Development and Executive Compensation Committee passed a resolution (the "Policy") stating:

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

RESOLVED, That the Committee hereby establishes a policy to seek shareholder approval for severance agreements that are entered into with senior executives if the agreement provides for cash severance payments to the executive in an amount exceeding 2.99 times the sum of the executive's base salary plus the cash bonus paid to the executive in the prior calendar year. "Future severance agreements" include employment agreements containing severance provisions; change of control agreements; and agreements renewing, modifying or extending existing agreements (other than automatic renewal provisions that are included in existing agreements or in the terms of any future agreements that are otherwise subject to shareholder approval under this policy).

Contrary to Archstone's characterization, the Policy is not "identical" to the Proposal. There are important differences. Most critically, the Policy applies only to agreements providing for "cash severance payments" in excess of the threshold amount. The Proposal, by contrast, speaks of agreements providing "benefits" above that threshold. The Proposal's definition of benefits would include in-kind benefits, such as office space, secretarial services, and the use of corporate aircraft, as well as payments such as consulting fees that might not be categorized as "cash severance payments."

This distinction is meaningful. Under the Policy, an executive could receive a cash severance payment equal to 2.98 times his base salary plus bonus, be provided with a lavish corporate apartment for life, travel the world on corporate aircraft without charge, and provide nominal consulting services for a hefty fee for many years, without triggering the Policy's shareholder approval requirement. Such an approach would invite gaming of the system, and would not accomplish the goals of the Proposal.

Moreover, the Policy omits retirement agreements from the definition of "future severance agreements," while the Proposal includes them. One need only realize that General Electric and its former CEO, Jack Welch, memorialized his entitlement to lifetime perquisites in his retirement agreement to understand why the Trust believes retirement agreements should be encompassed within a severance policy.

<u>False or Misleading Statements</u>

Archstone contends that several statements in the Proposal are materially false or misleading and thus should be omitted under Rule 14a-8(i)(3). First, Archstone objects to the statement, "In our opinion, the absence of such [employment] contracts means that there are no limits on the size of severance packages that could be offered to Archstone's top executives." Archstone urges that the sentence is materially misleading because it ignores the fiduciary duties that Archstone's trustees owe to the company, which duties would impose a ceiling on the size of severance packages. The Proposal, however, speaks to the practical effect of not making any termination arrangements in advance, and does not purport to provide an exhaustive discussion of all the factors that could theoretically constrain trustees' discretion. The appropriate place for that argument is in Archstone's statement in opposition to the Proposal.

Second, Archstone complains that the Proposal's assertion that a shareholder approval requirement could "have the beneficial effect of insulating the board from manipulation in the event a senior executive's employment" must be terminated implies that the board would allow itself to be manipulated and violate its fiduciary obligations to the company. The Trust believes that shareholder approval requirements can give the board more leverage when terminating an executive, and prevent the executive from demanding payment of excessive amounts in order to leave without a fuss. There is no basis in the Proposal's language for the inferences Archstone draws, and nothing misleading about the sentence to which Archstone objects.

Finally, Archstone urges, in a paragraph cribbed verbatim from a no-action request by FirstEnergy last season, that by mentioning the support of institutional investors for shareholder approval requirements such as the one recommended in the Proposal, the Trust is trying to create a "bandwagon effect" that will mesmerize ill-informed voters into supporting the Proposal. It's worth noting that the bandwagon has already started on its way: last year, holders of more than 62% of shares voted (including abstentions) supported the Proposal.

More to the point, the FirstEnergy letter cited by Archstone does not support the notion that the statement is excludable. In FirstEnergy,[1] the Staff required the proponent to provide support for a similar assertion, but did not require that it be deleted. Companies routinely argue in opposition to proposals to declassify the board or redeem the poison pill that a high percentage of companies have these takeover defenses, and no one argues that these are materially misleading statements. Archstone is free to cite in its statement in opposition evidence regarding opponents of shareholder approval of severance arrangements like those addressed in the Proposal.

Conclusion

Archstone has not met its burden of demonstrating that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(10), nor are the statements to which it objects materially false or misleading; its request for no-action relief should accordingly be denied. If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,.



Steve Abrecht
Executive Director of Benefit Funds

cc: Michael L. Hermsen, Esq.
Mayer Brown Rowe & Maw
Fax # 312-706-8148

[1] 2004 SEC No-Act. LEXIS 409 (Feb. 26, 2004).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Archstone-Smith Trust
Incoming letter dated January 4, 2005

The proposal urges the board of trustees' executive compensation committee to establish a policy to seek shareholder approval of "future severance agreements" with senior executives that provide "benefits" in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus, as those terms are defined in the proposal.

We are unable to concur in your view that Archstone-Smith may exclude portions of the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Archstone-Smith may omit portions of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Archstone-Smith may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Archstone-Smith may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor